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                                                                            2983

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number  1-10372
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                         NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

              / /  Form N-SAR

For Period Ended: September 30, 1997
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant  Dominion Bridge Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
        500 Notre Dame St.
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City, State and Zip Code  Lachine, Quebec, Canada  H8S 2B2
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



        For the fiscal year ended September 30, 1997, revenues for Dominion Bridge Corporation (the "Company") increased 57% over 1996 to $568 million, reflecting a full year's consolidation of the Company's McConnell Dowell Corporation and Davie Industries subsidiaries and strong growth in Steen Contractor's pipeline division. The Company achieved a turn-around in cash flow from operations of $8.6 million from a cash flow deficit of $4.7 million for fiscal 1996 to a positive cash flow contribution of $3.9 million in fiscal 1997. Notwithstanding the growth in revenues and the cash flow turn-around, the Company recorded a loss from continuing operations in fiscal 1997 of $11.7 million or $0.41 per share, consisting of an operating profit of $1.2 million and write-downs of $12.9 million for contracts initiated in previous years and completed in fiscal 1997.

        As previously announced, the Company is in negotiations with a number of parties regarding an acquisition of the Company or a significant equity infusion in the Company. In light of these developments, the Company adopted a very conservative approach to its financial statements. Further to the loss from operations, the balance sheet includes a $4.2 million foreign currency adjustment related to a decrease in the value of the currencies where the Company operates. The Company took additional write-down and expenses of $5.0 million comprised of an investment in preferred shares and miscellaneous adjustment. Despite the losses from operations, the Company incurred a $5.6 million tax expense related to the Company's income in McConnell Dowell Corporation's Asia Pacific operations, which cannot be offset against the Company's losses in its North American operations. As a result of these combined factors, the consolidated net loss in fiscal 1997 rose to $22.3 million or $0.77 per share.

        The above negotiations with potential investors or acquirers could have a substantial impact on the Company and the required disclosure for Form 10-K.
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

Michel L. Marengere                     (514)                    634-3550
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                          / X / Yes  /   / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             / X / Yes  /   / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company anticipates a net loss of $22.3 million, which is
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significantly affected by a foreign currency adjustment and asset write-offs.
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                         Dominion Bridge Corporation
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 12/29/97            By  /s/ Michel L. Marengere
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          Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.